Filed by: MetLife, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under other applicable sections
of the Securities Exchange Act of 1934
Subject Company: MetLife, Inc.
Commission File No.: 333-152828
The following is the text of the website that is being maintained at http://www.dfking.com/metlife in connection with MetLife, Inc.’s (“MetLife”) offer to exchange 29,243,539 shares of RGA class B common stock, par value $0.01 per share (the “RGA class B common stock”), for outstanding shares of common stock, par value $0.01 per share, of MetLife (“MetLife common stock”), as described in more detail in the exchange offer prospectus.
www.dfking.com/metlife
Last Updated: 8/26/2008 4:30:00 PM New York City time
VWAP
MetLife Common Stock (NYSE: MET)
$51.5736
RGA Common Stock (NYSE: RGA)
$46.1300
Indicative Calculated Per-Share Values
MetLife Common Stock
$51.75530
RGA Class B Common Stock
$46.82957
Exchange Offer
On August 14, 2008, MetLife commenced its offer to exchange 29,243,539 shares of RGA class B common stock which it owns for outstanding shares of MetLife common stock that are validly tendered and not properly withdrawn, as described in more detail in the exchange offer prospectus. The exchange offer is designed to permit holders of MetLife common stock to exchange their shares for shares of RGA class B common stock at a 10% discount to the calculated per-share value of RGA class B common stock. Stated another way, for each $1.00 of MetLife common stock accepted in the exchange offer, the tendering MetLife stockholder will receive approximately $1.11 of RGA class B common stock, subject to the limit and to proration referred to below. The exchange offer will expire at 12:00 midnight, New York City time, at the end September 11, 2008, unless extended or terminated.
The final calculated per-share value of each share of MetLife common stock and RGA class B common stock will be determined by averaging the “daily volume-weighted average price” (or daily VWAP) of MetLife common stock and RGA common stock, respectively, on the last three trading days of the originally contemplated exchange offer period. The last three trading days of the originally contemplated exchange offer period are September 9, 2008, September 10, 2008 and September 11, 2008. Although the exchange offer period could be extended as a result of the automatic extension of the exchange offer triggered by the limit, the dates used for purposes of calculating the per-share values will not change.
MetLife will announce whether the limit on the number of shares of RGA class B common stock that can be received for each share of MetLife common stock tendered is in effect at the expiration of the originally contemplated exchange offer period on this website and by press release, no later than 4:30 p.m., New York City time, on the expiration date of the originally contemplated exchange offer period. At this time, this website will also provide the final calculated per-share value and the exchange ratio showing the number of shares of RGA class B common stock that will be exchanged for each share of MetLife common stock accepted in the exchange offer. If the limit is in effect at that time, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight, New York City time, of the second following trading day to permit stockholders to tender or withdraw their shares of MetLife common stock during those days.
The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the exchange offer prospectus for additional information about the exchange offer. Copies of the exchange offer prospectus, the letter of transmittal, the form of notice of withdrawal and the notice of guaranteed delivery are available through the tabbed links at the top of this page. Further information regarding terms used on this website that are underlined and in blue is provided in the glossary below, reachable by clicking on those terms.
Indicative Number of Shares to be Received
The following formula will be used to calculate the number of shares of RGA class B common stock that each tendering stockholder will receive for shares of MetLife common stock tendered and accepted in the exchange offer.

Number of shares of RGA class B common stock to be received*	=	Number of shares of MetLife common stock tendered, multiplied by the lesser of	1.3701 and	100% of the calculated per-share value of the MetLife common stock (MET) divided by 90% of the calculated per-share value of the RGA common stock (RGA)
*The number of shares received is subject to a limit of 1.3071 shares of RGA class B common stock for each share of MetLife common stock accepted in the exchange offer. In addition, if the exchange offer is over-subscribed, the number of shares MetLife will accept in the exchange offer would be less than the number of shares tendered and the exchange offer will be subject to proration.
Using the indicative calculated per share values provided in the left column of the table below under the heading “Table of Historical Indicative Calculated Per Share Values”, the indicative number of shares of RGA class B common stock that a tendering holder would receive per share of MetLife common stock tendered would equal:

1.2280	=	1 share, multiplied by the lesser of	1.3701 and	$51.75530 divided by 0.9 * $46.82957
The following table shows how many shares of RGA class B common stock would be exchanged for a specified number of tendered and accepted shares of MetLife common stock if the indicative calculated per-share values provided in the table below under the heading “Table of Historical Indicative Calculated Per Share Values” were the calculated per-share values of those shares at the end of the exchange offer.

Number of shares of MetLife common	Number of shares of RGA class B
stock tendered	common stock issued in exchange*
1	1.2280
10	12.2798
100	122.7983
1000	1227.9825
*Note that the fractional share amount is provided for indicative purposes only. Cash in lieu of fractional shares of RGA class B common stock will be distributed in the exchange offer. Furthermore the number of shares provided assumes that the exchange offer is not subject to proration.
Table of Historical Indicative Calculated Per-Share Values
This table shows historical indicative calculated per-share values for shares of MetLife common stock and shares of RGA class B common stock. During the last three trading days of the originally contemplated exchange offer period, the VWAPs and indicative calculated per-share values will be updated every 30 minutes during the New York Stock Exchange trading day (on the hour and half hour mark). This information will reflect a 20 minute reporting delay. During each of those days, this table provides only the last previously provided indicative calculated per-share value with respect to that day. On the last trading day of the originally contemplated exchange offer period, the daily VWAP shown the prior day will be the actual daily VWAP used in determining the final calculated per-share values.

		MetLife		RGA		RGA Class B
		Common Stock		Common Stock		Common Stock
						Indicative Exchange
						Ratio Showing
						Number of Shares of
			Indicative		Indicative	RGA Class B
			Calculated		Calculated	Common Stock to be
		End-of-Day	Per-Share	End-of-Day	Per-Share	Exchanged Per Share
Day	Date	VWAP	Value	VWAP	Value	Tendered
1	8/14/2008	$52.7375	N/A *	$47.6792	N/A *	N/A *
2	8/15/2008	$53.8305	N/A *	$48.5095	N/A *	N/A *
3	8/18/2008	$53.4526	$53.34020	$48.2928	$48.16050	1.2306
4	8/19/2008	$51.5807	$52.95460	$48.0017	$48.26800	1.2190
5	8/20/2008	$50.8406	$51.95797	$47.5960	$47.96350	1.2036
6	8/21/2008	$51.0806	$51.16730	$47.6428	$47.74683	1.1907
7	8/22/2008	$52.3189	$51.41337	$47.5656	$47.60147	1.2001
8	8/25/2008	$51.3734	$51.59097	$46.7931	$47.33383	1.2110
9	8/26/2008	$51.5736	$51.75530	$46.1300	$46.82957	1.2280
10	8/27/2008	—	—	—	—	—
11	8/28/2008	—	—	—	—	—
12	8/29/2008	—	—	—	—	—
13	9/2/2008	—	—	—	—	—
14	9/3/2008	—	—	—	—	—
15	9/4/2008	—	—	—	—	—
16	9/5/2008	—	—	—	—	—
17	9/8/2008	—	—	—	—	—
18	9/9/2008	—	—	—	—	—
19	9/10/2008	—	—	—	—	—
20	9/11/2008	—	—	—	—	—
*No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

Additional Information
In connection with the exchange offer, RGA has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 that includes exchange offer prospectus, and MetLife has filed with the U.S. Securities and Exchange Commission a tender offer statement on Schedule TO that includes such exchange offer prospectus and related transmittal materials. The exchange offer prospectus and transmittal materials contain important information about the exchange offer and related matters, and have been mailed to MetLife’s stockholders. This document is not an offer to sell the securities referenced in the exchange offer prospectus and it is not soliciting an offer to buy the securities referenced in the exchange offer prospectus in any state where the offer is not permitted. Such an offer may be made solely by a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The distribution of this communication may, in some countries be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.
Investors and security holders are urged to read the exchange offer prospectus and any other related documents filed with the SEC, when they become available and before making any investment decision. None of MetLife, RGA or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. You will be able to obtain a free copy of the exchange offer prospectus and other related documents filed with the SEC by MetLife and RGA at the SEC’s web site at www.sec.gov. Those documents may also be obtained from D.F. King & Co., Inc., which has been retained by MetLife as the information agent for the transaction. To obtain copies of the exchange offer prospectus and related documentation, or if you have questions about the terms of the exchange offer or how to participate, you may contact the information agent at (212) 269-5550 (banks and brokers only) (collect) or (800) 825-0898 (toll free).

Participants in the Solicitation
RGA, MetLife and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from RGA’s shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of RGA is included in its definitive proxy statement for its 2008 Annual Meeting of Shareholders filed with the SEC on April 9, 2008. Information regarding the directors and officers of MetLife is included in the definitive proxy statement for MetLife’s 2008 Annual Meeting of Shareholders filed with the SEC on March 18, 2008. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, is set forth in the proxy statement/prospectus, the prospectus relating to the exchange offer and other materials to be filed with the SEC in connection with the proposed transactions
Tendering and Withdrawal
The procedures you must follow to tender your shares of MetLife common stock in the exchange offer or to withdraw previously tendered shares of MetLife common stock will depend on whether you hold your shares of MetLife common stock in certificated form, in uncertificated form registered directly in your name in MetLife’s share register, through a broker, dealer, commercial bank, trust company or similar institution, through the MetLife Policyholder Trust or as a participant in a participating MetLife employee benefit plan. For specific instructions about how to participate in the exchange offer, see the sections entitled “The Exchange Offer—Procedures for Tendering” and “The Exchange Offer—Withdrawal Rights” in the exchange offer prospectus. You can obtain copies of the exchange offer prospectus, the form of letter of transmittal for registered holders, the form of notice of withdrawal and the form of notice of guaranteed delivery by clicking on the appropriate link in the top menu of this website. Alternatively, the information agent for the exchange offer, D.F. King & Co., Inc., will arrange to send to you copies of those documents if you request them by calling (212) 269-5550 (banks and brokers only) or (800) 967-7858 (toll free).
Glossary
calculated per-share value: Final calculated per-share values will be equal to (1) in the case of the MetLife common stock, the average of the daily VWAP of MetLife common stock on the New York Stock Exchange for the last three trading days of the originally contemplated exchange offer period as reported by Bloomberg L.P., for the equity ticker MET.N, and (2) in the case of the RGA class B common stock, the average of the daily VWAP of RGA common stock on the New York Stock Exchange for the last three trading days of the originally contemplated exchange offer period as reported by Bloomberg L.P., for the equity ticker RGA.N. Prior to the end of the exchange offer, this website will display indicative calculated per-share values, determined in the manner described under “indicative calculated per-share value” below.
daily VWAP: Daily VWAP means VWAP for the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE) and ending at 4:00 p.m., New York City time (or such other time as is the official closing of trading on the NYSE), as reported by Bloomberg L.P., except that, on the last trading day of the originally contemplated exchange offer period, the data based on which the VWAP is determined will take into account only those adjustments to reported trades made by 4:10 p.m., New York City time, on that day.

exchange ratio: The number of shares of RGA class B common stock that will be exchanged for each share of MetLife common stock accepted in the exchange offer. The final exchange ratio will be available on this website and separately published by press release by 4:30 p.m., New York City time, on the expiration date of the originally contemplated exchange offer period.
indicative calculated per-share value: Until the end of the exchange offer, this website will display indicative calculated per-share values. These indicative values are displayed to assist tendering stockholders in understanding how the number of shares of RGA class B common stock they would receive in the exchange offer will be calculated.
From the third to the eighteenth trading day of the originally contemplated exchange offer period, the indicative calculated per-share value of (1) MetLife common stock published on this website will equal the average of the daily VWAP of the MetLife common stock on each of the three prior trading days, and (2) RGA class B common stock published on this website will equal the average of the daily VWAP of the RGA common stock on each of the three prior trading days. The data used to calculate such indicative calculated per-share values will not, however, be included in the calculation of the final calculated per-share value for either the MetLife common stock or the RGA class B common stock. During the last three trading days (day 18, 19 and 20) of the originally contemplated exchange offer period, the indicative calculated per-share values published on this website will equal (1) on the third-to-last day (day 18), the actual intra-day VWAP for MET and RGA during the elapsed portion of that day, (2) on the second-to-last day (day 19), the actual VWAP for MET and RGA on the previous day (day 18) averaged with the actual intra-day VWAP for MET and RGA during the elapsed portion of that day and (3) on the last day (day 20), the actual VWAP for MET and RGA on the previous two days (day 18 and 19) averaged with the actual intra-day VWAP for MET and RGA during the elapsed portion of that last day. The data used to calculate such indicative calculated per-share values will be used in determining the final calculated per-share values.
intra-day VWAP: Intra-day VWAP means VWAP for the period beginning at the official open of trading on the NYSE and ending at a specified time in such day. Please note that the data used to derive the intra-day VWAP published on this website during the last three trading days of the exchange offer is subject to a 20 minute reporting delay.
limit: The number of shares each tendering holder will receive is subject to a limit of 1.3071 shares of RGA class B common stock for each share of MetLife common stock accepted in the exchange offer. If the limit is in effect, you will receive less than $1.11 of RGA class B common stock for each $1.00 of MetLife common stock, depending on the calculated per-share values of MetLife common stock and RGA class B common stock at the expiration date of the originally contemplated exchange offer period, and you could receive much less. The exchange offer does not provide for a minimum exchange ratio.
proration: If the exchange offer is oversubscribed and MetLife cannot fulfill all tenders of MetLife common stock at the exchange ratio, then shares of MetLife common stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Stockholders who beneficially own “odd-lots” (that is, fewer than 100 shares of MetLife common stock) and wish to tender all of their shares of MetLife common stock may request that their shares not be subject to proration. Proration for each tendering stockholder will be based on the number of shares of MetLife common stock tendered by that stockholder in the exchange offer, and not on that stockholder’s aggregate ownership of MetLife common stock. The examples provided above assume that there is no proration for non-odd lot holders.
VWAP: VWAP means the “volume-weighted average price” per share of the stock on the New York Stock Exchange during the period specified as reported by Bloomberg L.P.
Contact Information
Questions or requests for assistance may be directed to the information agent at its address and telephone number listed below.
The information agent for the exchange offer is:
D.F. KING & CO., INC.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 825-0898
The co-dealer managers for the exchange offer are:
GOLDMAN, SACHS & CO.
and
MERRILL LYNCH & CO.
The exchange agent for the exchange offer is:
BNY MELLON SHAREOWNER SERVICES
By Mail:
Holders of Physical Stock Certificates
Attention: Corporate Actions Department
P.O. Box 358401
Pittsburgh, Pennsylvania 15252-8401
Holders of Direct Registration Shares
Attention: Corporate Actions Department
P.O. Box 358401
South Hackensack, New Jersey 07606-3352
By Overnight Courier or By Hand:
Attention: Corporate Actions Department, 27th Floor
Newport Office Center VII
480 Washington Boulevard
Jersey City, New Jersey 07310-2053